CE Franklin Ltd.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION - UNAUDITED

(in thousands of Canadian dollars)	As at March 31 2012	As at December 31 2011
Assets

Current assets
Cash and cash equivalents (Note 3)	3,619	15,830
Accounts receivable (Note 4)	103,887	98,190
Inventories (Note 5)	113,122	111,661
Other	3,050	2,565
	223,678	228,246
Non-current assets
Property and equipment	9,403	9,709
Goodwill	20,570	20,570
Deferred tax assets (Note 6)	1,741	1,969
Other assets	155	171
Total Assets	255,547	260,665

Liabilities

Current liabilities
Accounts payable and accrued liabilities (Note 7)	79,874	93,613
Current taxes payable (Note 6)	2,079	1,663
Note payable (Note 8)	290	290
Total Liabilities	82,243	95,566

Shareholders’ equity
Capital stock (Note 11)	22,930	22,536
Contributed surplus	20,459	20,529
Retained earnings	129,915	122,034
	173,304	165,099
Total Liabilities and Shareholders' Equity	255,547	260,665

See accompanying notes to these condensed interim consolidated financial statements

CE Franklin Ltd.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY - UNAUDITED

(Canadian dollars and number of shares in thousands)	Capital Stock
	Number of		Contributed	Retained	Shareholders'
	Shares	$	Surplus	Earnings	Equity

Balance - January 1, 2011	17,474	23,078	19,716	107,742	150,536

Stock based compensation expense (Note 11 (b) and (c))	-	-	426	-	426
Normal course issuer bid (Note 11 (d))	(3)	(4)	-	(19)	(23)
Stock options exercised (Note 11 (b))	51	400	(400)	-	-
Share Units exercised (Note 11 (c))	13	77	(77)	-	-
Purchase of shares in trust for Share Unit Plans (Note 11 (c))	(25)	(219)	-	-	(219)
Net earnings	-	-	-	3,375	3,375
Balance - March 31, 2011	17,510	23,332	19,665	111,098	154,095

Balance - January 1, 2012	17,440	22,536	20,529	122,034	165,099
Stock based compensation expense (Note 11 (b) and (c))	-	-	335	-	335
Normal Course Issuer Bid (Note 11 (d))	(9)	(11)	-	(59)	(70)
Stock options exercised (Note 11 (b))	11	71	(71)	-	-
Share Units exercised (Note 11 (c))	14	334	(334)	-	-
Net earnings	-	-	-	7,940	7,940
Balance - March 31, 2012	17,456	22,930	20,459	129,915	173,304

See accompanying notes to these condensed interim consolidated financial statements

CE Franklin Ltd.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME - UNAUDITED

	Three Months Ended__
	March 31	March 31
(in thousands of Canadian dollars)	2012	2011

Revenue	160,253	137,701
Cost of sales	130,901	115,424
Gross profit	29,352	22,277

Other expenses
Selling, general and administrative expenses (Note 14)	17,771	16,980
Depreciation	579	602
	18,350	17,582

Operating profit	11,002	4,695
Foreign exchange loss and other	320	10
Interest expense	34	94
Earnings before tax	10,648	4,591

Income tax expense (recovery) (Note 6)
Current	2,480	1,360
Deferred	228	(144)
	2,708	1,216

Net earnings and comprehensive income	7,940	3,375

Net earnings per share (Note 12)
Basic	0.46	0.19
Diluted	0.44	0.19

Weighted average number of share outstanding ('000s)
Basic	17,443	17,488
Diluted (Note 12)	18,149	18,052

See accompanying notes to these condensed interim consolidated financial statements

CE Franklin Ltd.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

	Three months ended
	March 31	March 31
(in thousands of Canadian dollars)	2012	2011

Cash flows from operating activities
Net earnings for the period	7,940	3,375
Items not affecting cash:
Depreciation	579	602
Deferred income tax expense (recovery)	228	(144)
Stock based compensation expense	385	466
Foreign exchange and other	534	90
	9,666	4,389
Net change in non-cash working capital balances
related to operations:
Accounts receivable	(5,714)	(678)
Inventories	(1,461)	(5,853)
Other current assets	(1,006)	(79)
Accounts payable and accrued liabilities	(13,790)	12,208
Current taxes payable	416	101
	(11,889)	10,088

Cash flows used in investing activities
Net purchase of property and equipment	(252)	(492)
	(252)	(492)

Cash flows used in financing activities
Decrease in bank operating loan	-	(6,140)
Purchase of capital stock through normal course issuer bid	(70)	(23)
Purchase of capital stock in trust for Share Unit Plans	-	(219)
	(70)	(6,382)

Change in cash and cash equivalents during the period	(12,211)	3,214

Cash and cash equivalents at the beginning of the period	15,830	-

Cash and cash equivalents at the end of the period	3,619	3,214

Cash paid during the period for:
Interest	34	94
Income taxes	2,158	1,260

See accompanying notes to these condensed interim consolidated financial statements

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

(Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

1.     General information

CE Franklin Ltd. (the “Company”) is headquartered and domiciled in Calgary, Alberta, Canada. The Company is an indirect subsidiary of Schlumberger Limited, a global energy services company. The address of the Company’s registered office is 1800, 635 8th Ave SW, Calgary, Alberta, Canada and it is incorporated under the Alberta Business Corporations Act. The Company is a distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies primarily to the oil and gas industry through its 39 branches situated in towns and cities that serve oil and gas fields of the Western Canadian sedimentary basin. In addition, the Company distributes similar products to the oil sands, refining and petrochemical industries and non-oilfield related industries such as forestry and mining.

2.     Basis of preparation and accounting policies

Basis of preparation

These condensed interim consolidated financial statements for the three months ended March 31, 2012 have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).  These condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Accounting policies

The accounting policies adopted are consistent with those of the previous financial year.

3.     Cash and cash equivalents

	March 31, 2012	December 31, 2011
Cash at bank and on hand	3,619	15,830

Cash is held at a major Canadian chartered bank.

4.     Accounts receivable

	March 31, 2012	December 31, 2011
Current	53,205	46,556
Less than 60 days overdue	37,041	36,732
Greater than 60 days overdue	6,220	8,328
Total Trade receivables	96,466	91,616
Allowance for credit losses	(1,737)	(1,615)
Net trade receivables	94,729	90,001
Other receivables	9,158	8,189
	103,887	98,190

A substantial portion of the Company’s accounts receivable balance is with customers within the oil and gas industry and is subject to normal industry credit risks. Concentration of credit risk in trade receivables is limited as the Company’s customer base is large and diversified. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary.

The Company has established procedures in place to review and collect outstanding receivables. Significant outstanding and overdue balances are reviewed on a regular basis and resulting actions are put in place on a timely basis. Appropriate provisions are made for debts that may be impaired on a timely basis.

The Company maintains an allowance for possible credit losses that are charged to selling, general and administrative expenses by performing an analysis of specific accounts.

5.     Inventories

The Company maintains net realizable value allowances against slow moving, obsolete and damaged inventories that are charged to cost of goods sold on the statement of earnings. These allowances are included in the inventory value disclosed above. Movement of the allowance for net realizable value is as follows:

	Three months ended	Year ended
	March 31, 2012	December 31, 2011
Opening balance as at January 1	4,590	5,000
Additions	478	2,495
Utilization through write-downs	(558)	(2,905)
Closing balance	4,510	4,590

6.     Taxation

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended
	March 31
	2012	%	2011	%
Earnings before income taxes	10,648		4,591
Income taxes calculated at statutory rates	2,694	25.3	1,227	26.7
Non-deductible items	26	0.2	18	0.4
Share based compensation	5	0.1	12	0.3
Adjustments for filing returns and others	(17)	(0.1)	(41)	(0.9)
	2,708	25.5	1,216	26.5

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

As at March 31, 2012, income taxes payable was $1.6 million (December 31, 2011 – $1.7 million payable). Income tax expense is based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year.

As at	March 31, 2012	December 31, 2011
Assets
Property and equipment	896	883
Stock based compensation expense	1,044	951
Other	156	609
	2,096	2,443
Liabilities
Goodwill and other	(355)	(474)
Net Deferred tax asset	1,741	1,969

Deductible temporary differences are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

7.     Accounts payable and accrued liabilities

	March 31, 2012	December 31, 2011
Current
Trade payables	13,269	10,919
Other payables	2,235	3,834
Accrued compensation expenses	1,478	4,683
Other accrued liabilities	62,892	74,177
	79,874	93,613

8.     Note payable

	March 31, 2012	December 31, 2011
JEN Supply debt	290	290

In July of 2011, the Company renewed its $60.0 million revolving term credit facility that matures in July 2014.  Borrowings under the credit facility bear interest based on floating interest rates and are secured by a general security agreement covering all assets of the Company. The maximum amount available under the credit facility is subject to a borrowing base formula applied to accounts receivable and inventories. The credit facility requires that the Company maintains the ratio of its debt to debt plus equity at less than 40%. As at March 31, 2012, this ratio was nil (December 31, 2011 – nil). The Company must also maintain coverage of its net operating cash flow as defined in the credit facility agreement, over interest expense for the trailing twelve month period, at greater than 1.25 times. As at March 31, 2012, this ratio was 51.3 times (December 31, 2011 – 34.5 times).  The credit facility contains certain other covenants, with which the Company is in compliance and has been for the comparative periods. As at March 31, 2012, the Company had borrowed nil and had available undrawn borrowing capacity of $60.0 million under the credit facility. In management’s opinion, the Company’s available borrowing capacity under its Credit Facility and ongoing cash flow from operations, are sufficient to resource its ongoing obligations.

The JEN Supply note payable is unsecured and bears interest at the floating Canadian bank prime rate and is repayable in November 2012.

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

9.     Capital management

The Company’s primary source of capital is its shareholders’ equity and cash flow from operating activities before net changes in non-cash working capital balances. The Company augments these capital sources with a $60 million, revolving bank term loan facility maturing in July 2014 (see Note 8) which is used to finance its net working capital and general corporate requirements. The Company’s objective is to maintain adequate capital resources to sustain current operations including meeting seasonal demands of the business and the economic cycle.  The Company’s capital is summarised as follows:

	March 31, 2012	December 31, 2011
Shareholders' equity	173,466	165,099
Net working capital	137,816	116,850

Net working capital is defined as current assets less cash and cash equivalents, accounts payable and accrued liabilities, current taxes payable, note payable and other current liabilities.

10.     Related party transactions

Schlumberger indirectly owns approximately 56% of the Company's outstanding shares. The Company is the exclusive distributor in Canada of downhole pump production equipment manufactured by Wilson Supply, a division of Schlumberger. Purchases of such equipment conducted in the normal course on commercial terms were as follows:

For the three months ended March 31	2012	2011
Cost of sales for the three months ended	3,761	2,285
Inventory	5,971	4,443
Accounts payable and accrued liabilities	1,935	1,081
Accounts receivable	203	-

11.     Capital Stock

a) The Company has authorized an unlimited number of common shares with no par value. As at March 31, 2012, the Company had 17.5 million common shares, 0.7 million stock options and 0.7 million share units outstanding.

b) The Board of Directors may grant options to purchase common shares to substantially all employees, officers and directors and to persons or corporations who provide management or consulting services to the Company.  The exercise period and the vesting schedule after the grant date are not to exceed 10 years.

Option activity for each of the three month periods ended March 31 was as follows:

(000's)	2012	2011
Outstanding - January 1	745	1,073
Exercised	(11)	(51)
Forfeited	(4)	(32)
Outstanding at March 31	730	990
Exercisable at March 31	730	826

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

Stock based compensation expense recorded for the three month period ended March 31, 2012 was $2,000 (2011 – $67,000) and is included in selling, general and administrative expenses on the consolidated statement of earnings and comprehensive income.  No options were granted during the three month period ended March 31, 2012. Options vest one third or one fourth per year from the date of grant.

c)   Share Unit Plans

The Company has Restricted Share Unit ("RSU"), Performance Share Unit (“PSU”) and Deferred Share Unit ("DSU") plans (collectively the “Share Unit Plans”), whereby RSUs, PSUs and DSUs are granted entitling the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit. For the PSU plan the number of units granted is dependent on the Company meeting certain return on net asset (“RONA”) performance thresholds during the year of grant. The multiplier within the plan ranges from 0% - 200% dependent on performance. RSU and PSU grants vest one third per year over the three year period following the date of the grant. DSUs vest on the date of grant and can only be redeemed when the Director resigns from the Board.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to contributed surplus.  The contributed surplus balance is reduced as the vested units are exchanged for either common shares or cash. During the three month period ended March 31, 2012 the fair value of the RSU, PSU and DSU units granted was $1,660,000 (2011 - $1,830,000) and $383,000 of compensation expense was recorded (2011 - $358,000).

Share Unit Plan activity for the periods ended March 31, 2012, and December 31, 2011 was as follows:

(000's)	March 31, 2012				December 31, 2011
	Number of Units				Number of Units
	RSU	PSU	DSU	Total	RSU	PSU	DSU	Total
Outstanding at January 1	307	162	102	571	273	97	80	450
Granted	88	86	-	174	130	117	22	269
Performance adjustments	-	-	-	-	-	4	-	4
Exercised	(11)	(3)	-	(14)	(34)	(12)	-	(46)
Forfeited	(1)	-	-	(1)	(62)	(44)	-	(106)
Outstanding at end of period	383	245	102	730	307	162	102	571
Exercisable at end of period	184	81	102	367	93	33	102	228

The Company has established an independent trust to purchase common shares of the Company on the open-market to satisfy Share Unit Plan obligations. The Company’s intention is to settle all share based obligations with shares delivered from the trust. The trust is considered to be a special interest entity and is consolidated in the Company’s financial statements with the cost of the shares held in trust reported as a reduction to capital stock.  For the three month period ended March 31, 2012, nil common shares were purchased by the trust (2011 – 25,000 common shares at an average cost of $8.75 per share).  As at March 31, 2012, the trust held 566,277 shares (2011 – 462,753).

 d)    Normal Course Issuer Bid (“NCIB”)

On December 20, 2011, the Company announced the renewal of the NCIB effective January 3, 2012, to purchase up to 850,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares.  During the three month period ended March 31, 2012, the Company purchased 8,625 shares at an average cost of $8.11 (2011: 3,102 shares purchased at an average cost of $7.56).

Subsequent to the quarter end, the Company has cancelled its NCIB program.  At the time the program was cancelled, the Company had acquired 9,225 shares at an average cost of $8.59 per share.

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

12.     Earnings per share

Basic

Basic earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

Dilutive

Diluted earnings per share are calculated using the treasury stock method, as if RSUs, PSUs, DSUs and stock options were exercised at the beginning of the year and funds received were used to purchase the Company’s common shares on the open market at the average price for the year.

	Three Months Ended
	March 31
	2012	2011
Net earnings and comprehensive income	7,940	3,375
Weighted average number of common shares issued (000's)	17,443	17,488
Adjustments for:
Stock options	291	255
Share Units	415	309
Weighted average number of ordinary shares for dilutive	18,149	18,052
Net earnings per share: Basic	0.46	0.19
Net earnings per share: Diluted	0.44	0.19

13.     Financial instruments

a) Fair values

The Company’s financial instruments recognized on the consolidated statements of financial position consist of accounts receivable, accounts payable and accrued liabilities and note payable. The fair values of these financial instruments approximate their carrying amounts due to their short-term maturity.

b) Credit Risk is described in Note 4.

c) Market Risk and Risk Management

The Company’s long term debt bears interest based on floating interest rates. As a result the Company is exposed to market risk from changes in the Canadian prime interest rate which can impact its borrowing costs. Based on the Company’s borrowing levels as at March 31, 2012, a change of one percent in interest rates would decrease or increase the Company’s annual net income by nil.

From time to time the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future commitments. The Company is exposed to possible losses in the event of non-performance by counterparties. The Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. The Company’s foreign exchange risk arises principally from the settlement of United States dollar dominated net working capital balances as a result of product purchases denominated in United States dollars. As at March 31, 2012, the Company had contracted to purchase US$11.6 million at fixed exchange rates with terms not exceeding two months (December 31, 2011 - $18.3 million). The fair market values of the contracts were a loss of $0.3 million at March 31, 2012 (a gain of $0.2 million at December 31, 2011). The Company recorded on these contracts an unrealized loss of $0.3 million for the three months ended March 31, 2012, which has been recorded in foreign exchange loss and other in the condensed interim consolidated statements of earnings and comprehensive income.  As at March 31, 2012, a one percent change in the Canadian dollar relative to the US dollar would decrease or increase the Company’s annual net income by $0.1 million.

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

14.     Selling, general and administrative (“SG&A”) Costs
Selling, general and administrative costs for the three month period ended March 31 are as follows:

	Three months ended
	2012		2011
	$	%	$	%
Salaries and Benefits	10,960	61%	10,291	61%
Selling Costs	1,910	11%	1,472	9%
Facility and office costs	3,476	20%	3,712	22%
Other	1,425	8%	1,505	8%
SG&A costs	17,771	100%	16,980	100%

15.     Segmented reporting

The Company distributes oilfield products principally through its network of 39 branches located in western Canada primarily to oil and gas industry customers.  Accordingly, the Company has determined that it operates through a single operating segment and geographic jurisdiction.

16.     Seasonality

The Company’s sales levels are affected by weather conditions. As warm weather returns in the spring each year, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out. In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen. As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest sales activity for the Company. Revenue levels drop dramatically during the second quarter until such time as roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter, as the decline in revenues typically outpaces the decline in SG&A costs as the majority of the Company’s SG&A costs are fixed in nature. Net working capital (defined as current assets less cash and cash equivalents, accounts payable and accrued liabilities, income taxes payable and other current liabilities) and bank revolving loan borrowing levels follow similar seasonal patterns as revenues.

17.     Subsequent events

Subsequent to March 31, 2012, the Company announced that the Board of Directors and the Special Committee of the Board of Directors have decided it is in the best interest of CE Franklin and all shareholders to formally commence a strategic review process.  Further to the announcement of a Strategic Review Process, the Company adopted a Shareholders’ Rights Plan to ensure that, in the context of a bid for control of CE Franklin, the Board of Directors would have sufficient time to consider the bid and conduct the Strategic Review Process.  Additionally, the Shareholders’ Rights Plan gives shareholders an equal opportunity to participate in such a bid; and gives them adequate time to properly assess the bid.  The Shareholders’ Rights Plan is not intended to and will not prevent a sale of CE Franklin.